July 23, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Robert Errett

Re:	Toyota Auto Receivables 2010-A Owner Trust
Toyota Auto Receivables 2010-B Owner Trust
Toyota Auto Receivables 2010-C Owner Trust
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 21, 2013
File Nos. 333-159170-02, 333-159170-03, 333-168098-02

Dear Mr. Errett:

Toyota Motor Credit Corporation (“TMCC”) and Toyota Auto Finance Receivables LLC (“TAFR”, and together with TMCC, the “Companies”) have requested that we respond to the Commission staff's comment letter, dated July 18, 2013 (the “Comment Letter”), relating to the annual reports on Form 10-K (the “10-Ks”) for the fiscal year ended December 31, 2012, filed on March 21, 2013 for each of Toyota Auto Receivables 2010-A Owner Trust, Toyota Auto Receivables 2010-B Owner Trust and Toyota Auto Receivables 2010-C Owner Trust.  We are thus submitting this letter on behalf of the Companies.

In response to the Comment Letter, we hereby confirm, on behalf of the Companies, that in future filings if any report on the assessment of compliance with the servicing criteria set forth in Item 1122(d) filed as an exhibit to the Form 10-K identifies a material instance of noncompliance with the servicing criteria set forth in Item 1122(d) disclosure will be provided, similar to what the Companies have provided in their responses to the Commission staff’s comment letter, dated June 25, 2013, to address the following:

•	the extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

•	the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance; and

•	whether the material instance of non-compliance involved assets for the subject transaction.

The Companies acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the 10-Ks;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-Ks; and

•	the Companies may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further questions or comments, please contact me at (212) 705-7333.

Regards,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:           Katherine E. Adkins, Esq.
Toyota Motor Credit Corporation